EXHIBIT 1
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FOR IMMEDIATE RELEASE                                               25 July 2005


                               WPP GROUP PLC ("WPP")


                          COLIN DAY APPOINTED TO WPP BOARD


WPP announces the appointment of Colin Day, Group Chief Financial Officer of Reckitt Benckiser, as non-executive director. He joins the Board of WPP with immediate effect.


Mr Day, aged 50, is a highly-regarded financier with more than 25 years' experience of blue chip companies, including Aegis Group Plc, ABB Group, De La Rue Group Plc and British Gas. For the last five years he has been Group Chief Financial Officer of Reckitt Benckiser Plc, the global household cleaning products company, which has operations in some 70 countries, sales in 180 and net revenues of nearly (pound) 4 billion. In this role he is responsible for financial controls and reporting, treasury, tax, corporate development, legal affairs and internal audit.


Prior to Reckitt Benckiser, between 1995 and 2000, Colin Day was Group Finance Director of Aegis Group Plc, the media communications and market research company. Previously, in 1988, he joined ABB Group as Group Finance Director of ABB Kent Plc, later moving to Group Finance Director of ABB Instrumentation Ltd. Earlier, he spent eight years at De La Rue Group Plc, in various financial and accounting roles, ultimately becoming Group Financial Controller of a De La Rue Group subsidiary. Mr Day started his career in 1973 as a trainee accountant at Kodak, moving to British Gas a year later working on internal audit, management and project accounts.

For further information please contact:

Feona McEwan, WPP         44-20 7408 2204
www.wpp.com